UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 6, 2016

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 6, 2016, Pacific Drilling S.A. (the "Company") held an Extraordinary General Meeting, at which the following resolutions were adopted:

1.	Acknowledgement of the resignation of Mr. Elias Sakellis (the Vacancy) with effect on October 27, 2016 and granting of discharge to him for the exercise of his mandate as director of the Company;
2.

Ratification of the co-optation of Antoine Bonnier, who was appointed by the Board on October 31, 2016 as a member of the Board to fill the Vacancy on a provisional basis until the next general meeting, pursuant to article 7.1(vi) of the articles of association (the Articles) of the Company and further appointment to serve as a member of the Board for a term ending at the annual general meeting of the Company to be held in 2017;

3.	Increase of the size of the Board from 9 to 11 members;
4.	Appointment of Matthew Samuels to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017;
5.	Appointment of N. Scott Fine to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017; and
6.

Authorization that any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen, Partners in Law, with offices in Luxembourg (each an “Authorized Person” and collectively, the “Authorized Persons”) be, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company, to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the present agenda and in particular to proceed to any required filing or publication in Luxembourg as well as in the United State of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

Biographical information for Messrs. Bonnier, Samuels and Fine can be found in our Notice of Extraordinary General Meeting of Shareholders and Proxy Statement filed on our Form 6-K dated November 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	December 14, 2016	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary